SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On December 14, 2009, the common shares of Korea Power Engineering Company Ltd. (“KOPEC”), a subsidiary of Korea Electric Power Corporation (“KEPCO”) began to be publicly traded on the KOSPI Division of the Korea Exchange. The Initial Public Offering (the “IPO”) of KOPEC was consummated on December 8, 2009 in furtherance of the Korean Government’s Third Phase of the Public Institution Reform Plan (the “Reform Plan”). Details of the IPO are as follows;

Classification	Number of shares in KOPEC	Proportion of the total shares in KOPEC

Total shares	38,220,000	100.0%

KEPCO-owned shares prior to the IPO	37,432,500	97.9%

Shares for the IPO	7,644,000	20.0%

Remaining KEPCO-owned shares after the IPO	29,788,500	77.9%

Gross proceeds KEPCO received from the IPO were KRW 165.1 billion and the initial offer price was Won 21,600 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name: Kim, Myung-Whan
Title: General Manager, Finance Team

Date: December 16, 2009